VERENIUM CORPORATION

55 Cambridge Parkway

Cambridge, MA 02142

June 24, 2008

VIA EDGAR AND FACSIMILE (202-772-9217)

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 6010

Washington, D.C. 20549

Re:	Verenium Corporation
Registration Statement on Form S-3 (File No. 333-150136)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 5:00 p.m. Eastern Time on June 24, 2008 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that: should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert the Commission’s staff’s comments and/or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, VERENIUM CORPORATION

By:	/s/ Gerald M. Haines, Esq.
Gerald M. Haines, Esq. Executive Vice President and Chief Legal Officer